UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2023

Worldwide Stages, Inc.

(Exact name of issuer as specified in its charter)

Tennessee	92-3252193
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5000 Northfield Lane

Spring Hill, TN 37174

(Full mailing address of principal executive offices)

615-341-5900

(Issuer’s telephone number, including area code)

Class B Common Stock

(Securities issued pursuant to Regulation A)

- i -

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K (the “Annual Report”), of Worldwide Stages, Inc., a Tennessee corporation (which, together with the predecessor companies described in this Annual Report, is referred to as “we,” “us,” “our” or “the Company”), contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in certain of our offering circulars, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are available at www.sec.gov.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

Item 1. Business

General

Worldwide Stages, Inc. was formed March 23, 2023 solely for the purpose of a “roll up” transaction, and immediately following qualification by the SEC of its Regulation A Offering Statement succeeded to the business and operations of its three predecessor companies: Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, and Worldwide Stages Spring Hill Realty, LLC (referred to herein collectively as the “predecessors”) as successor in interest of these predecessor companies by merger effective August 10, 2023).

We own and operate a 320,000 square foot professional production facility on 38 acres south of Nashville (“Music City USA”), Tennessee. Companies use the professional production facilities to produce feature films and for broadcast/streaming/OTT (over-the-top)/cable television programming, music/concert tours, corporate ads, and other types of entertainment or informational content.

The Company also leases areas within its facility to commercial clients and to specialty vendors in the production industry. Some of those specialty vendors also include revenue share agreements for production services and equipment used within the Company’s facility.

The Company also leases both short- and long-term rental spaces and its production facilities to commercial tenants as venues for special events.

For more information about us and the development of our business since formation, please refer to our Offering Circular dated September 26, 2023, filed with the SEC pursuant to Securities Act Rule 253(g)(2) on September 26, 2023 (the “Offering Circular”), which is incorporated herein by this reference.

In prior filings, the Company has discussed the adverse effects on Company operations and finances that resulted from a strike by the Writer’s Guild of America (“WGA)” that began May 2, 2023. The WGA strike lasted for 148 days (until September 27, 2023) and had a significant negative impact on the film and television production industries in the United States, causing many projects to shut down or postpone production. The Screen Actors Guild – American Federation of Television and Radio Artists (“SAG-AFTRA”) began a strike on July 14 that did not end until November 9, 2023 (the longest such strike by SAG-AFTRA in history and the second-largest labor dispute in the United States in at least three decades1). Since two of the Company’s main target demographics for use of its facilities are the TV and film industry, the WGA and SAG-AFTRA strikes significantly and adversely effected the Company’s revenues (which adverse effect the Company anticipates will continue until TV and film production reach their pre-strike levels).

As of December 31, 2023 we employed 14 full-time and 22 part-time employees. We also subcontract certain maintenance, security and support work to independent contractors.

One feature film production company contributed approximately 24% of the total revenue for the reporting period for use of the facilities prior to the SAG-AFTRA and WGA strikes. Equipment suppliers for that production company were detrimentally affected by the strikes and terminated their leases with the Company during the reporting period.

While there were no legal proceedings pending against the Company as of December 31, 2023, several creditors of the Company (primarily consisting of noteholders and other investors in the Company), did institute proceedings during 2024. The current status of those proceedings is described in Item 6 – Other Information of this Annual Report on Form 1-K.

1	https://www.pewresearch.org/short-reads/2024/01/04/2023-saw-some-of-the-biggest-hardest-fought-labor-disputes-in-recent-decades/

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Operating Results

For the year ended December 31, 2023, our total revenue was $1,957,387 compared to $1,120,908 during the comparable period in 2022. The increase in 2023 revenues over those of the 2022 comparable period reflected:

●	increases in facility revenue (tenant lease revenue increased over $290,000 over the comparable period in 2022 as additional areas of the facility were renovated and became available to lease);

●	increases in our client services revenue (more than doubling production client services revenue over the comparable period in 2022 as production venues were renovated and became available to lease); however, primarily as a result of the WGA and SAG-AFTRA strikes most of our production client services revenue in 2023 was accrued from January through May of 2023 (prior to the WGA and SAG-AFTRA strikes).

For the year ended December 31, 2023 our operating expenses were $5,165,562, compared with $5,827,576 for the comparable period in 2022. Costs of goods increased over the comparable period in 2022 (to $647,120 in 2023 from $458,970 for the comparable period in 2022). The decrease in costs resulted primarily from a reduction in advertising & marketing spend, consulting & board expenses, building maintenance/utility costs, personnel, and other operating costs, with incremental increases in legal and professional fees (associated with the merger of the predecessors into the Company and costs associated with preparation and filing of an offering circular with the Securities and Exchange Commission (“SEC”) in preparation for qualification of the Company’s Regulation A equity offering).

As a result of the foregoing, our net loss for the six-month period ended December 31, 2023 was $4,135,919, compared to a net loss of $5,484,616 for the comparable period in 2022, an improvement of $1.3M. Almost 60% of our total revenue occurred Jan-May, 2023 (with a material reduction in total revenue thereafter, primarily as a result of the SAG-AFTRA and WGA strikes), while over 60% of our expenses occurred June-Dec, 2023 (with professional and legal fees more than doubling during 2023 in conjunction with the merger of the predecessors into the Company, costs associated with filing an offering circular with the SEC in preparation for qualification of the Company’s Regulation A equity offering, and dealing with certain claims asserted during this reporting period; – see Item 6 – Other Information below for a description of the current status of these claims.

Liquidity and Capital Resources

As of December 31, 2023, we had cash on hand of over $1.9M (the majority of which cash is subject to reserve requirements by our lender, CapStar Bank). During the next 12-24 months after this reporting period, we intend to fund our operations with cash on hand, continuing proceeds from our Regulation A Offering, revenues generated from our facilities, and draws against the Company’s LOC and reserve account with CapStar Bank. The Company does not anticipate that cash on hand, proceeds of the Regulation A Offering, revenues from our facilities or the reserve account with CapStar Bank will be sufficient to fully fund operations. Therefore, if we are unable to obtain draws under the Company’s LOC with CapStar Bank, the Company will need to replace that LOC with another lending facility sufficient to finance the deficit from the other sources referenced in the preceding sentence during the next 12-24 months (which deficit in each of the subsequent years may be at or above the deficit for 2023).

Significant Events After December 31, 2023 Affecting Liquidity and Capital Resources

As we disclosed in our Current Report on Form 1-U filed with the SEC on October 24, 2023, the Company was not in a position to immediately pay and did not make certain required payments of notes in the principal amount of $1,250,001 (the “Valiant Notes”). The Valiant Notes provided that should the Company be unable to pay the principal and accrued interest on these Valiant Notes within 10 business days after the Company receives written notice of default from any holder of the Valiant Notes, the holders could pursue any and all rights, powers and remedies provided under these notes, up to and including an action in a court in Maury County, Tennessee seeking to collect the principal amount of, together with interest on, the notes in question plus the holder’s reasonable costs of collection. As of December 31, 2023 the Company had not received any notice of default from the holders of the Valiant Notes and was still in discussions with the holders of the Valiant Notes regarding an extension of the maturity dates; See Item 6 – Additional Information for the current status with respect to the Valiant Notes.

Additionally, as was previously disclosed, the Company had payments that were due during 2023 and 2024 under certain equity purchase agreements with certain founders of the Company that total $2,562,000 (due in 2023) and $3,500,000 (due in 2024) that the Company also is not in a position to immediately pay. The Company was able to negotiate extensions of the maturity dates on the 2023 payments (the payments originally due in 2023 were extended to the 2024 maturity date). The current status of these past due payments also is set forth in Item 6, Other Information.

Trends

As discussed above, our monthly revenues during the first few months of 2023 were trending upward. The SAG-AFTRA and WGA strikes materially, and adversely, affected client services revenue from entertainment company productions after May, 2023 and facilities revenue from several of Company’s lessees who provided equipment to entertainment productions (who terminated their lessees with the Company when they were not able to generate sufficient revenues to offset costs of co-location at the Company’s facilities). One of the Company’s call-center lessees also terminated its lease during this reporting period (as part of a general shut-down of its centralized call-center business model, post-COVID). While the Company continued throughout 2023 to solicit and obtain use of the facility and revenues from non-entertainment/non-strike-related events and lessees, such non-entertainment/non-strike related use/revenue was not sufficient to offset the losses of entertainment production-related revenues. The Company, at this time, is unable to estimate when, or if, the entertainment production industry will recover from the work stoppages associated with the SAG-AFTRA and WGA strikes The continued delays in such recovery will have a materially adverse effect on the Company’s financial condition and results of operation as well as the Company’s ability to meet its financial obligations in the ordinary course of business.

As set out in Operating Results, while Company revenues increased, and expenses decreased, for 2023 over 2022, the Company continues to operate at a loss during this reporting period.

The Company’s results of operations and cash flows were negatively impacted as a result of the WGA and SAG-AFTRA strikes. Since two of the Company’s main target demographics for use of its facilities are the TV and film industry, the WGA and SAG-AFTRA strikes significantly and adversely effected the Company’s client services revenues. These losses are not an indication of future performance; however, the Company anticipates that reduced client services revenues will continue until TV and film production reach their pre-strike levels (and there can be no assurances of if, or when, such pre-strike levels of production will return). Without TV and film industry production use of the facilities, the Company may continue to incur operating losses and negative cash flow (as the other demographics for music production and corporate use may not, in and of themselves, generate sufficient revenue to offset expenses of the Company in serving these demographics at the Company’s current facility).

The Company’s results of operations and cash flows were also negatively impacted in 2023 as a result of termination of certain leases by FUSE, Theatrixx, Trew Audio, and Call4Health. The FUSE, Theatrixx, and Trew Audio lease terminations were primarily related to a reduction in production activities in the TV and film industry (as there was no demand for the specialty production equipment provided by these tenants at the Company’s facilities). The Call4Health lease termination was primarily related to a reduction in the general need for call center services (and Call4Health’s cessation of operations in the local area). Without TV and film industry production use of the facilities, the Company may continue to incur operating losses and negative cash flow related to its inability to lease to, or maintain leases with, vendors to the production industry.

The success of the Company is significantly related to general economic conditions and, accordingly, the Company could be harmed by increasing interest rates and/or an economic slowdown or downturn in real estate asset values, the continuing work stoppage in the entertainment industry related to the WGA and SAF-AFTRA strikes or other interruptions in entertainment production, and/or leasing activities. During an economic downturn, it may also take longer for the Company to acquire leases at full rates/capacity. Such a downturn could also detrimentally affect the Company’s ability to finance, refinance and/or dispose of under-utilized personal property or real estate owned as the selling prices may be lower than originally anticipated. Further, the Company’s exposure to adverse general economic conditions is heightened by any bank lending or other use of leverage used to finance operations or properties, including the LOC (under which the Company’s prior lender, CapStar, was unable or unwilling fully fund, post-acquisition).

All of the conditions described above materially and adversely affected the Company’s 2023 performance and profitability (and, if those conditions continue, may continue to adversely affect the Company’s performance and profitability in the future). In addition, in an extreme deterioration of economic conditions, the Company could have insufficient liquidity to meet its vendor or debt service obligations when they come due in the future. If the Company fails to meet its payment or other obligations with trade creditors or under any loan agreements, the creditors/lenders will be entitled to proceed against the Company and/or any collateral securing such debts, including and up to all of the Company’s assets. Because of this, the Company has concluded that there is substantial doubt about its ability to continue as a going concern.

As a result of the foregoing, beginning in the fourth quarter of 2023 and continuing through 2024, the Company minimized all capital expenditures and sought concessions on payables due to vendors and trade creditors (along with voluntary deferrals of compensation by its executive employees). Unless the Company’s Reg A offering produces significant equity or the Company obtains sufficient new capital or debt facilities from other sources, the Company will not be able to undertake the construction of any new soundstages required to generate additional revenue (as anticipated when we launched our Regulation A Offering proceeds), in which case there would be substantial doubt about the Company’s ability to continue as a going concern. See Item 6 – Additional Information below.

Item 3. Directors and Officers

As of the date of this report, the following table sets forth information on our board of managers and executive officers.

Name	Age	Position with our Company	Director/Officer Since
Kelly Frey, Sr.	72	Chief Executive Officer and President	April 2021
Trevor Williams	51	Vice President (Facilities)	July 2021
Tory Moore	39	Corporate Secretary and VP of Security	November 2020
Phil Simms	51	Interim Chief Financial Officer	October 2023
Keith Darcy	74	Board Member	April 2022
Alandis Brassel	38	Board Member	March 2023

Kelly Frey, Trevor Williams, and Tory Moore are all full-time, exempt employees. Phil Simms has been retained as fractional/interim CFO and works approximately 16 hours/week.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)(1)	Total compensation ($)
Kelly Frey, Sr.	Chief Executive Officer	$345,669	$691	$346,360
Trevor Williams	Vice President	$127,351	$691	$128,042
Tory Moore	Vice President and Corporate Secretary	$110,932	$691	$111,623

(1)	represents amounts reimbursed for mobile telephone charges

Mr. Darcy and Mr. Brassel each received a $5,000 honorarium for their service as directors in 2023.

Set forth below is biographical information for our executive officers and directors.

Kelly Frey, Sr., Chairman, President and Chief Executive Officer and Director

Kelly has over 35 years of experience assisting some of the largest, most respected companies in the world in complex, business-critical transactions and was recently honored by the Nashville Post as one of the most influential people in Nashville. Kelly has used his background in technology in senior management positions for one of the first IBM-PC clone manufacturers, in working to create the first digital rights licensing system (eventually adopted by over 90% of the Fortune 100), with one of the first digital download company, and with one of the first social networking sites. He was selected as legal counsel by the US subsidiary of the largest information technology company in the world (by revenue), as a Fellow of the World Technology Network “for work deemed most likely to be of long-term significance” (other Fellows include Jeff Bezos and Elon Musk), and by The National Law Journal as one of the top 25 Intellectual Property attorneys in the country (as part of NLJ’s “IP Trailblazers” selections). Kelly also has a passion for the creative arts, serving as Past President of the Nashville Film Festival (an Oscar qualifying top 20 film festival), Past Chair of the Greater Nashville Arts & Business Council, and Past President of the historic Franklin (Tennessee) Theater (along with his current positions on the boards of the local chamber of commerce and the Nashville Opera). Dedicated to “win-win” transactions and a culture of inclusion and ethics, Kelly served for almost a decade as General Counsel to the board of directors of the Ethics and Compliance Association. Kelly has executive produced a number of feature films and served as counsel for numerous film production companies. Kelly is a member of The National Academy of Television Arts & Sciences (The Emmy’s) and has served as judge for numerous Emmy competitions. Before assuming the role of President and CEO at Worldwide Stages, Kelly worked as a partner with some of Nashville’s best-known law firms, including Nelson Mullins Riley & Scarborough, LLP from 2018-2021 and Frost Brown Todd LLP from 2016-2018. He serves as President and Chief Executive Officer pursuant to an employment agreement dated as of April 15, 2021 (Exhibit 6.5 to the Company’s Offering Statement on Form 1-A filed with the Securities and Exchange Commission on July 19, 2023).

Trevor Williams – Vice President – Property and Facilities

Trevor has been with the company since it acquired its current 320,000 square foot facility and has been responsible for supervising all renovations in that facility. Before joining the Company, Trevor was Senior Facilities Operations Director at the Tennessee Performing Arts Center (one of the state’s largest performance venues), Senior Facilities Operations Manager with Community Health Systems (a Fortune 500 company and at one time the largest provider of general hospital healthcare services in the United States based upon number of acute care facilities), and Facilities Maintenance Manager at the Nashville International Airport. As a long-term resident of the area, Trevor draws upon a lifetime of relationship building that provides access to critical governmental and contract service providers/subcontractors. Trevor is also an artist (specializing in metal sculptures). Trevor was formerly Director of Facilities for the Tennessee Performing Arts Center (from 2017-2021) and joined Worldwide Stages in 2021. He serves as Vice President of Facilities pursuant to an employment agreement dated as of May 10, 2023 (Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed with the Securities and Exchange Commission on July 19, 2023)

Tory Moore

Tory Moore has managed high-profile physical security, both in the US and in third world hotspots, for the government and as a corporate defense contractor. He holds instructor certifications in weapons and tactics and is also a trained and certified medical professional who has provided first responder treatment for trauma victims overseas and with local emergency medical services. An entrepreneur who founded and operated his own risk mitigation consulting company in 2015, Tory’s emphasis is on bringing peace-of-mind to everyone who works at or visits Worldwide Stages. He was a patrol supervisor for the police department of the City of Shelbyville, Tennessee from 2006 until August 2020. He joined Worldwide Stages in November 2020. He serves as Vice President of Security and Corporate Secretary pursuant to an employment agreement dated as of May 10, 2023 (Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed with the Securities and Exchange Commission on July 19, 2023)

Alandis Brassel, Director

Alandis is an experienced entertainment law attorney and professor. In his practice, he represents companies and individuals in the fields of entertainment, media, technology, and branded goods, with a focus on music and television. Alandis advises songwriters, recording artists, producers, television writers, authors, influencers, and entrepreneurs in various transactions and helps clients protect their intellectual property through copyright registration, trademark (registration, office actions, and oppositions), estate planning, and estate administration/probate. He also serves as outside general counsel to various startups. As Assistant Professor of Music Business at the University of Memphis Rudi E. Scheidt School of Music, Alandis teaches Legal Aspects of the Music Industry, Entrepreneurship in Commercial Music, Music Distribution, and Record Company Operations. He has been the Managing Member of The Brassel Firm, PLLC (law firm) since April 2017. Before entering private practice, Alandis worked as Counsel for U.S. Representative Jim Cooper (TN-05), where he advised the Congressman on policy matters concerning intellectual property and the entertainment industry and served as a liaison to agencies such as the Small Business Administration. He has also worked as the Program Director for the Arts & Business Council of Greater Nashville, where he supervised the nonprofit’s legal and education programs. Mr. Brassel serves without compensation as a director (but is subject to payment of an honorarium in the sole discretion of the Company.

Keith Darcy, Director

Keith Darcy, since 2021, has served as the President of Darcy Partners Inc., a boutique consulting firm that works with boards and senior executives on a wide variety of complex governance, ethics, compliance, regulatory, and reputation risk challenges. Over his forty-year career as a senior financial services executive, CEO advisor, corporate director, educator, and thought leader, Keith has worked with boards and executive leaders across six continents on complex governance, ethics, compliance, regulatory, and reputation risk challenges. From 2013 until 2021, he was independent Senior Advisor to Deloitte LLC’s Risk and Financial Advisory Compliance Program and currently also serves on the board of the Notre Dame Deloitte Center for Ethical Leadership and is advisor to Abu Dhabi sovereign wealth fund. He held prior board seats with E*Trade Bank, New York National Bank, and the Center for Ethics at Emory University and was former Chairman of the Better Business Bureau Foundation, New York. Prior to his service with Deloitte, Keith also served for nine years as Executive Director of the Ethics and Compliance Officer Association (ECOA) as well as Chairman of the ECOA Foundation. He has been mentioned in numerous publications, via keynotes and panels at scores of global forums from the UN, the WEF, and the OECD to Harvard’s Kennedy School and the Carr Center for Human Rights. Previous academic positions include Associate Dean and Distinguished Professor at Georgetown’s McDonough School of Business, Adjunct Professor of Ethics and Leadership at Penn’s Wharton School, Steering Committee Member for the Chair of Excellency in Law and Business Ethics at Université Cergy School of Law in France, and Chair of the Global Center for Ethics and Social Responsibility at St. Thomas Aquinas College. Keith holds honorary doctorates from Manhattanville College and St. Thomas Aquinas College. Mr. Darcy serves without compensation as a director (but is subject to payment of an honorarium in the sole discretion of the Company).

Item 4. Security Ownership of Management and Certain Securityholders

The table below sets forth, as of the date of this report, certain information regarding the beneficial ownership of our outstanding shares for (1) each person who is the beneficial owner of 10% or more of our outstanding shares and (2) all of our directors and executive officers, as a group. Each person named in the table has sole voting and investment power with respect to all of the shares shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Security Holder	Class A Common	% Class A Common	Class A Preferred	% Class A Preferred	Class B Preferred	% Class B Preferred	Class B Common	% Class B Common
Mark Long	839,695	15.84%	274,809	12.49%	91,603	4.58%	-	0.00%
Shane Ellis	839,695	15.84%	274,809	12.49%	91,603	4.58%	-	0.00%
Kelly Frey	2,854,962	53.87%	634,351	28.83%	311,450	15.57%	299,845	19.95%
Valiant Worldwide Stages Re Cap, LLC	765,649	14.45%	316,031	14.37%	105,344	5.27%	199,897	13.30%
Valiant Worldwide Stages Spring Hill, LLC	-	0.00%	700,000	31.82%	400,000	20.00%	499,742	33.25%
Valiant Worldwide Stages Spring Hill Realty, LLC	-	0.00%	-	-	1,000,000	50.00%	499,742	33.25%
Public Shareholders	-	0.00%	-	-	-	-	3,870	*
	5,300,001	100.00%	2,200,000	100.00%	2,000,000	100.00%	1,503,096	99.74%

*	Denotes less than 1%

Our Class A Preferred and Class B Preferred Stock does not vote. Our Class A Common Stock has voting rights of 100 votes per share. Our Class B Common Stock has voting rights of one vote per share. Any of the Class A Common Stock, Class A Preferred Stock or Class B Preferred Stock is convertible on a one-for-one basis into Class B Common Stock.

Item 5. Interest of Management and Others in Certain Transaction

During 2022 and 2023, we were not a participant in any transaction or series of transactions in which the amount involved exceeded the lesser of $120,000 or 1% of the average of our total assets at year-end for 2022 and 2023 in which any director, director nominee, executive officer, greater than 10% beneficial owner, promoter or any of their respective immediate family members (each, a “Related Person”) had or will have a direct or indirect material interest, other than the arrangements (including with respect to equity compensation) described in “Directors and Officers” on page 5 and as follows:

We were a party to a Property Management and Consulting Services Agreement (the “Property Management Agreement”) dated May 27, 2021 with Valiant Wealth, LLC (“Valiant Wealth”), which is an affiliate of Valiant Worldwide Stages Re Cap, LLC, which is one of our significant shareholders (see “Management and Certain Shareholders”) and with whom two of our directors are affiliated. Under the Property Management Agreement, Valiant Wealth provided certain consulting services to the Company with respect to operation and management of our facilities located in Spring Hill, Tennessee. The Property Management Agreement provides for an annual fee to Valiant Wealth of $250,000 (which escalates 3% per year), paid on a monthly basis. The Property Management Agreement was terminable by the Company at any time by payment of all fees for services through the date of termination. During 2022 we paid Valiant Wealth $250,000. We terminated the Property Management Agreement in 2023 in anticipation of the roll-up and Reg A Offering (but during the first part of 2023, prior to termination, we paid Valiant Wealth $104,166 pursuant to the Property Management Agreement.

We are a party to a Manager/Guaranty Agreement dated May 27, 2021 with Mr. Frey pursuant to which, in exchange for Mr. Frey’s guarantee of our indebtedness to CapStar Bank, Mr. Frey receives a fee of one percent (1%) of the amount of indebtedness guaranteed. In addition, to secure the payments to Mr. Frey, we granted a security interest and mortgage on property previously owned by one of our predecessors, Stages Spring Hill Realty LLC. During 2022, we accrued $73,800 pursuant this agreement, which remains owing to Mr. Frey. As of May 27, 2023, our indebtedness to CapStar Bank was $7,360,000; therefore, we anticipate that we will pay Mr. Frey $73,600 under this agreement during/for 2023 in addition to the amounts that remain owing for 2022.

Mark Long and Shane Ellis (founders and minority shareholders of the Company) and Brent Hyams (founder) each have consulting agreements with the Company that provide for payment of monthly compensation. Payments under these consulting agreements were current through June, 2023; however, payments to each of Long, Ellis, and Hyams were suspended by the Company in July, 2023 (as result of the loss of income to the Company resulting from the SAG-ATRA and WGA strikes); however, payments to each of Long, Ellis and Hyams were accrued by the Company in its financial reporting. The current status of these past due payments is set forth in Item 6, Other Information.

Item 6. Other Information

The Company has evaluated events through December 31, 2023 and identified the following subsequent events for disclosure:

Because the Company was unable to achieve significant sales of its securities via its 2023 Regulation A offering as of December 31, 2023 and, in 2024, was unable to meet the periodic filing requirements of the SEC with respect to such offering, the Company suspended selling or offering to sell its securities. The Company now intends to regain compliance with all SEC periodic reporting requirements and exit the Regulation A offering by the end of 2024. As a result of liquidity concerns, during the second half of 2023, certain of the officers of the Company (including the CEO) voluntarily agreed to defer a portion of their compensation. All such deferrals were accrued by the Company. All such deferrals were paid and/or settled in 2024, with the sole exception of the CEO (for whom the Company continues to accrue certain unpaid compensation). Also during the second half of 2023 the Company was unable to pay certain amounts due to three of its founders, Brent Hyams, Mark Long, and Shane Ellis, under installment sales agreements and professional consulting agreements.

As we disclosed in our Current Report on Form 1-U filed with the SEC on October 24, 2023 (incorporated by reference), the Company was not in a position to immediately pay and did not make certain payments required under the October Valiant Notes or the November Valiant Note. As of December 31, 2023 the Company had not received any notice of default from the holders of the Valiant Notes and was still in discussions with the holders of the Valiant Notes regarding an extension of the maturity dates of the Valiant Notes. Subsequent to December 31, 2023 the holders of the October Valiant Notes filed a complaint in the Federal Court for the Middle District of Tennessee against the Company As described below, these notes were paid from the proceeds of the JGB Loan (as defined below) on October 29, 2024 and the litigation against the Company was dismissed with prejudice.

A demand was made December 11, 2023 (and a complaint was subsequently filed in March, 2024 in the Chancery Court for Davidson County) by one of the Founders, Brent Hyams, with respect to certain consulting fees and installment purchase payments that the Company accrued, but which it was unable to make, in 2023. As described below, Mr. Hyams claims were resolved with payments made with a portion of the proceeds of the JGB Loan and his complaint was dismissed with prejudice on October 23, 2024.

An application for arbitration was filed in the Chancery Court for Davidson County by two of the Founders, Mark Long and Shane Ellis, 9/9/2024, with respect to certain consulting fees and installment purchaser payments that the Company accrued, but which it was unable to make, in 2023. As described below, the claims of Messrs. Long and Ellis were resolved with payments made with a portion of the proceeds of the JGB Loan and agreement to pay Messrs. Long and Ellis, respectively $25,000 and $30,000 per month until the earlier of the termination of their consulting agreements or the payment of all past-due amounts under those agreements. All amounts due each of them under their installment purchase agreements were extended until the earlier of: (i) the sale of the company’s real estate as described in the following paragraph; or (ii) April 1, 2025. Messrs. Long and Ellis’ complaint was dismissed without prejudice on November 4, 2024.

In May, 2024 the Company also began negotiations with a third party to sell some/all of its real estate at a purchase price of $1M/acre in order to generate liquidity. Such negotiations resulted in an LOI with the third party and eventually a Purchase and Sale Agreement with the third party was signed in October 2024 (after the proposed contract was submitted to the Company’s shareholders for their approval). During November 2024, the third party terminated the Purchase and Sale Agreement. Although the Company continues in negotiations with this third party with respect to a potential sale of the Company’s real estate, no assurance can be given whether or when that sale might occur or whether another party might purchase the Company’s real estate.

During the first half of 2024 the Company continued to negotiate with CapStar Bank to release reserve accounts and remaining funds under its LOC with CapStar Bank. The Company also began negotiations with other sources of debt and equity to provide liquidity for the Company. Such negotiations eventually resulted in an offer to lend by a private debt source in late August 2024. This new loan from JBM Management Inc. and its affiliates (the “JGB Loan”) for $14M was closed on September 26, 2024. The JGB Loan is secured by a mortgage on the Company’s real estate and a security interest in “all assets” of the Company. Net proceeds from the JGB Loan were used by the Company to:

●	retire all of the previous CapStar debt in the amount of $7,315,355 million (and release all claims and liens against the Company held by CapStar),

●	settle the outstanding claims against the Company by the Valiant Noteholders ($1,000,001 million), Brent Hyams ($410,000), Mark Long (see above), and Shane Ellis (see above)

●	acquire an adjoining 18 acres of real estate, and

●	provide operating liquidity to the Company.

The Company estimates that the liquidity provided by the JGB Loan together with operating revenues should allow the Company to continue to operate until June, 2025. Without additional liquidity, however, or a substantial improvement in our business, there continues to be substantial doubt about the Company’s ability to continue as a going concern].

Item 7. Financial Statements

EXHIBIT INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Management of Worldwide Stages, Inc. Nashville, TN

Opinion

We have audited the financial statements of Worldwide Stages, Inc. (“the Company”) (a Tennessee corporation), which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Worldwide Stages, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

Members of: WSCPA AICPA PCPS 802 North Washington PO Box 2163 Spokane, Washington 99210-2163 P 509-624-9223 TF 1-877-264-0485 mail@fruci.com www.fruci.com

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Worldwide Stages, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has significant operating losses and negative cash flows from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding this matter is also described in Note 4. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Worldwide Stages, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Worldwide Stages, Inc.’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Worldwide Stages, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Spokane, Washington

December 31, 2024

Balance Sheets as of December 31, 2023 and 2022

Worldwide Stages, Inc.

Balance Sheets

	For the Year Ended December 31,
	2023	2022
ASSETS
Current Assets
Bank Accounts	9,950	2,849,756
Cash Reserve	1,926,233	1,950,000
Deposits - Utilities	58,000	58,000
Prepaid Expenses	30,411	165,112
Other Current Assets	6,995	82,132
Accounts Receivable	39,291	15,400
Total Current Assets	2,070,880	5,120,399
Fixed Assets
PP&E	347,161	720,195
Land	4,167,871	3,984,671
Building	5,286,658	5,286,658
Buildings & Land Improvement	5,393,865	4,875,078
Furniture & Fixtures	385,394	73,906
Sound Stage Building		150,000
Construction in Progress	318,827	371,765
Accumulated Depreciation	(909,632)	(543,773)
Total Fixed Assets	14,990,144	14,918,499
Other Assets
Total Other Assets	-	-
TOTAL ASSETS	17,061,024	20,038,898

LIABILITIES AND EQUITY
Other Current Liabilties
Accounts Payable	423,092	354,003
Accrued Expenses	966,170	74,524
Deferred Revenue	428,930	252,935
Shareholder/Member Equity Liability - current	4,287,500	2,562,500
Term Loans	1,250,001	1,250,001
Total Current Liabilities	7,355,693	4,493,963
Shareholder/Member Equity Liability - non current	1,912,500	3,637,500
Long Term Liabilities	7,360,000	7,360,000
Commitments and Contingencies
Total Liabilities	16,628,193	15,491,463

Equity
Common Stock
Preferred Stock
Members’ Contributions		1,725,000
Non Controlling Interest		16,031,486
Repurchase of Shareholder Shares/Member Units		(8,448,500)
Accumulated Deficit	432,831	(4,760,550)
Total Equity	432,831	4,547,436
TOTAL LIABILITIES AND EQUITY	17,061,024	20,038,898

See Notes to Financial Statements

Statements of Operations for the years ended December 31, 2023 and 2022

Worldwide Stages, Inc.

Statements of Operations

	January - December
	2023	2022
Income
Facility Revenue	982,335	687,733
Food Services Revenue		19,081
Client Services Revenue	975,052	414,094
Total Income	1,957,387	1,120,908

Cost of Goods Sold	647,120	458,970

Gross Profit	1,310,267	661,938

Expenses
Advertising and Marketing	58,599	92,802
Consulting & Board Fees	460,000	554,999
Depreciation and Amortization	403,417	405,093
Insurance	247,784	220,315
Internet and Communications	26,294	105,513
Building Maintenance and Utilities	689,827	837,030
Other Operating Expenses	328,944	680,558
Personnel Expenses	1,963,081	2,223,583
Professional and Legal Fees	716,199	285,008
Travel and Meals	-	25,706
Property and Excise Taxes	167,250	146,969
Property Management	104,167	250,000
Total Expenses	5,165,562	5,827,576

Other Income and Expenses
Other Income	150,527
Interest Income		24,710
Interest Expense	(433,537)	(308,583)
Other Expense	(15,000)	(35,105)
Total Other Income	(298,010)	(318,978)

Net Loss	(4,153,305)	(5,484,616)

See Notes to Financial Statements

Statements of Cash Flows for the years ended December 31, 2023 and 2022

Worldwide Stages, Inc.

Statements of Cash Flow

	For the Year Ended December 31,
	2023	2022
OPERATING ACTIVITIES
Net Loss	(4,153,305)	(5,484,616)
Adjustments to reconcile Net Income to Net Cash used in operations:
Accumulated Depreciation	365,859	405,093
Total Adjustments to reconcile Net Income to Net Cash used in operations	365,859	405,093
Changes in Operating Assets and Liabilities
Accounts Receivable	(23,891)	21,090
Prepaid Expenses	134,700	36,941
Deposits - Utilities		16,319
Other Currrent Assets	75,137	417,868
Accounts Payable and Accrued Expenses	960,736	(27,736)
Deferred Revenue	175,995	252,935
Total Changes in Operating Assets and Liabilities	1,322,677	717,417
Net Cash used in operating activities	(2,464,769)	(4,362,106)

INVESTING ACTIVITIES
PP&E	75,135	(141,943)
Land	(183,200)	-
Building
Building & Land Improvements	(518,787)	(2,060,183)
Furniture & Fixtures	(13,590)	(45,310)
Sound Stage Building		(150,000)
Construction in Progress	202,938	(238,017)
Net cash used in investing activities	(437,504)	(2,635,453)

FINANCING ACTIVITES
Non Controlling Interest
Issuance of Shares	38,700
Equity Repurchase		(523,500)
Term Loans		1,250,001
Net cash provided by financing activities	38,700	726,501

NET CASH INCREASE (DECREASE) FOR PERIOD	(2,863,573)	(6,271,058)
CASH AT BEGINNING OF PERIOD	4,799,756	11,070,814
CASH AT END OF PERIOD	1,936,183	4,799,756

Supplemental Cash Flow Disclosure:
Interest Paid	433,537	308,583
Taxes Paid	167,250	146,969
Net cash used in cash activities	600,787	455,552

See Notes to Financial Statements

Statement of Changes in Shareholders’ Equity

Worldwide Stages, Inc.

Statement of Shareholders’ Equity

	Class A & B Preferred Stock		Class A Common Stock		Class B Common Stock			Member Units
	5,500,000 shares authorized		5,000,000 shares authorized		19,000,000 shares authorized			10,000 shares authorized
		Par		Par		Par	Additional		Par	Non	Accumulated	Total
	Shares	Value	Shares	Value	Shares	Value	Paid-In	Shares	Value	Controlling	Earnings/	Shareholder’s
	Issued	$0.00	Issued	$0.00	Issued	$0.00	Capital	Issued	$0.00	Interest	(Deficit)	Equity
Balance, December 31, 2022		$-		$-		$-	$-	6,550	$(6,723,500)	$16,031,487	$(4,760,551)	$4,547,436
Reclassification of capital accounts upon merger	5,500,000		5,499,999					(6,550)	$6,723,500	$(16,031,487)	$9,307,987	$-
Conversion of Shares	(700,000)		(800,000)		1,500,000							$-
Issuance of shares for cash					3,870		$38,700					$38,700
Net Income (Loss)											$(4,153,305)	$(4,153,305)
Balance, December 31, 2023	4,800,000	-	4,699,999	-	1,503,870	-	38,700	-	-	-	394,131	432,831

See Notes to Financial Statements

Notes to Financial Statements as of December 31, 2023 and 2022

Note 1 - Summary of Significant Accounting Policies

Description of Business

Worldwide Stages, Inc. (the “Company”) provides professional production facilities for the entertainment industry. Companies use these professional production facilities to produce feature films and for broadcast/streaming/OTT (over-the-top)/cable television programming, music/concert tours, corporate ads, and other types of entertainment or informational content.

The Company also leases areas within its facility to commercial clients and to specialty vendors in the production industry. Some of those specialty vendors also include revenue share agreements for production services and equipment used within the Company’s facility.

The Company also leases both short- and long-term rental spaces and its production facilities to commercial tenants as venues for special events.

Worldwide Stages, Inc. was formed March 23, 2023 solely for the purpose of a “roll up” transaction, and immediately following qualification by the SEC of its Regulation A Offering Statement succeeded to the business and operations, of its three predecessor companies: Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, and Worldwide Stages Spring Hill Realty, LLC (as successor in interest of these predecessor companies by merger effective August 10, 2023). For purposes of comparison, the unaudited financial statements and commentary on such financial statements set out in this report compare the consolidated financials of the predecessor companies prior to the merger with the financials of the Company as the survivor of the “roll up”/merger of the predecessors into the Company (for the same period of operations).

Segment Reporting

The Chief Operating Decision Maker (CODM) is Kelly Frey, CEO of the Company. The CODM has determined that the Company has only one reportable segment of operations. Income and expenses of the Company are all consolidated into one set of financial statements, without reference to segmentation or any discretionary decisions with respect to segmentation of operations by the CODM.

Basis of Consolidation of Predecessors

The consolidated financial statements of the Company include the accounts of Worldwide Stages, Inc. (as successor in interest by merger of its three predecessor companies). The Company has no subsidiaries. All intercompany balances and transactions of the predecessors have been eliminated as a result of the “roll up”/merger transaction of the predecessors into the Company. The financial statements of the Company are prepared for the same reporting period as the predecessors, using consistent accounting policies in all material respects.

Basis of Presentation and Liquidity

These financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company’s fiscal year end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Specific accounts that require management estimates include, but are not limited to, estimating the useful lives of property and equipment, certain estimates required within revenue recognition, estimating fair values of Company’s common stock, share-based awards and warrant liabilities, inclusive of any contingent assets and liabilities. Actual results could differ from those estimates and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company places its cash and cash equivalents in highly liquid instruments with, and in the custody of, financial institutions with high credit ratings.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each banking institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of December 31, 2023 and December 31, 2022, the Company had contracted with its sole depository banking institution (CapStar Bank) for overnight “sweep services” pursuant to which all amounts on deposit in excess of the FDIC insured limit were allocated under the Insured Cash Sweeps (ICS) system (sweep accounts spread funds across a network of FDIC-insured banks to provide up to $150 million in FDIC coverage).

Cash and cash equivalents on hand was $1,936,183 as of December 31, 2023 (consisting of $9,950 of bank deposits and $1,926,333 million restricted compensating deposits) and $4.8m as of December 31, 2022 (consisting of $2,849,756 of bank deposits and $1.95 million restricted compensating deposits).

Restricted Cash

The Company has restricted cash of $1.93 million as collateral for line of credit.

Income Tax Policy

The Company is a C-Corporation. During the reporting period covered by these statements, the Company operated at a loss (such that no provision for payment of income tax was required nor has been recorded in the statements).

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax position would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state, and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable.

The Company limits the credit exposure of its cash and cash equivalent balances by maintaining its accounts in high credit quality financial institutions.

The Company does not extend credit to Clients in the normal course of business outside of the typical 30-day invoicing process. The Company does not require collateral from its Clients to secure accounts receivable.

Accounts Receivables are derived from the rental of facility space by Commercial Tenants, the rental of production and/or event space & equipment by industry Clients, and the rental of parking lot space by other Clients. The Company reviews its receivables for collectability based on historical loss patterns, aging of the receivables, and assessments of specific identifiable Client accounts considered at risk or uncollectible and provide allowances for potential credit losses, as needed. The Company also considers any changes to the financial condition of its Clients and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. Based on these assessments, an allowance of $12,130 was reserved as of December 31, 2022 and an allowance of $12,130 was reserved as of December 31, 2023.

Fixed Assets

The Company holds significant fixed assets (land, buildings, equipment) with a total net book value of $14,990,144 for the period ended December 31, 2023. Equipment, Buildings, Building Improvements, and Land Improvements are valued at cost less accumulated depreciation. Land is valued at cost. Equipment is recognized as an asset if it has a cost of $2,500 or more, has a useful life of more than one year, and is productive in business operations.

	For the Year Ended December 31,
Fixed Assets
PP&E	347,161	720,195
Land	4,167,871	3,984,671
Building	5,286,658	5,286,658
Buildings & Land Improvement	5,393,865	4,875,078
Furniture & Fixtures	385,394	73,906
Sound Stage Building		150,000
Construction in Progress	318,827	371,765
Accumulated Depreciation	(909,632)	(543,773)
Total Fixed Assets	14,990,144	14,918,499

Subsequent costs of improvements to the land and building consist of major renovations and buildouts, less accumulated depreciation based upon the remaining useful life of each asset. Subsequent costs of major renovations and improvements to fixed assets that increase or extend the future economic benefits or service potential are valued at cost. Gains and losses on disposal are determined by comparing the proceeds with the carrying amount of the asset and are included in the Statement of Operations. Aggregate Accumulated Depreciation as of December 31, 2022 was $543,773 and Aggregate Accumulated Depreciation as of December 31, 2023 was $909,632.

Total Depreciation Expense for period ending December 31, 2023 was $403,417. Total Depreciation Expense for period ending December 31, 2022 was $405,093

Property, Equipment & Software

The Company provides for depreciation of property, fixtures and equipment on the straight-line method based on the estimated useful lives of the assets.

Long-Term Lease Recognition

The Company recognizes revenue from long-term leases using a Straight-Line Basis. This is calculated at the beginning of the lease for the entire term of the lease agreement. Any non-lease costs are accounted for under Common Area Maintenance (CAM), Security, etc. and are not part of the straight-line basis accounting method.

All leases are primarily for the right of use (ROU) of space in the facility and the length of the lease is pre-determined. There are no options that allow a lessee to purchase an asset at the end of a lease. The Company accrued revenue from only one long-term lease in 2023 (the estimated revenue over the remaining lease term of which is approximately $240,000). The Company entered into a three-year lease agreement (with two additional one-year extensions) with Southview Church (“Southview”) dated Oct 24, 2023 (the “Southview Lease”), the term of which Southview Lease did not begin until January 1, 2024 (the estimated revenue over the original lease term is approximately $1.3M and with for the full five year term if the tenant exercises its options to extend is approximately $2.23M). The Southview Lease made provision for prepayments by the tenant; however, all payments under the Southview Lease are shown as monthly accruals over the term of the Southview Lease on the Company’s financials (beginning the first month of the term, January 1, 2024).

Revenue Recognition

The Company primarily recognizes production and event revenue in the same period as the event itself occurs, in accordance with ASC 606.

For production and event revenue that may occur over multiple accounting periods, the company recognizes such revenue across the period of time in which the production occurs, as services are delivered.

Payment for production and event revenue is typically collected within 15-30 days of the event date or once all terms have been satisfied.

The Company also enters into Short Term (month-to-month) rental lease agreements with tenants for the rent of space in its facility. Both Long- and Short-Term lease revenue is recognized in the period in which the rent revenue is received. Both Long- and Short-Term leases have options to renew or extend and are negotiated individually.

Facility Revenue for the period ending December 31, 2023 was $982,335. Facility Revenue for the period ending December 31, 2022 was $687,733.

Revenue Concentrations

During the period of January through December of 2022, there were 2 customers that represented, individually, more than 10% of the overall revenue of the Company. Collectively, those 2 customers’ revenue represented 31% of the total overall revenue (and both were commercial lease tenants of the facility).

During the period of January through December of 2023, there was 1 customer that represented, individually, more than 10% of the overall revenue of the Company. The customer’s revenue represented 24% of the total overall revenue.

Deferred Revenues

In the event the Company collects first & last month’s rent from a new tenant, the last month’s rent will be booked as deferred revenue and that revenue will be recognized at the end of the lease term.

In the event the Company collects a non-refundable deposit for a future event, these funds will be recognized as deferred revenue until services are performed, in accordance with ASC 606.

Note 2 - Debt Obligations

Term Loans

a)	A predecessor of the Company obtained a $13.28 million Line of Credit Acquisition and Renovation debt facility (the “LOC”) from a local bank (“CapStar Bank”) in 2021. The obligations of that predecessor under the LOC (and associated loan documents) were assumed by the Company as part of the August 10, 2023 roll-up merger of the predecessors into the Company.

b)	A total of $7.36 million was drawn against that LOC on May 27. 2021 for the original acquisition of the Current Facilities. No further draws after acquisition have been made against the LOC. The outstanding balance on the LOC was $7.360 million as of December 31, 2023 and all payments of interest against the LOC have been paid by the Company as of that date. The LOC is secured by a mortgage on the real estate owned by the Company/Current Facilities and a security interest in “all assets” of the Company. The LOC originally provided for conversion from “interest only” to an amortization of principle over a 20-year period on May 27, 2023; however, per amendment of the LOC on August 10, 2023, interest only payments have been extended through May 27, 2024 (at which time the LOC will convert to amortization of the then outstanding indebtedness over a 20-year period, plus interest as accrued). The per the August 10, 2023 amendment to the LOC, the LOC will mature on May 27, 2028 and all outstanding indebtedness and interest on such indebtedness will be become due. The August 10, 2023 amendment to the LOC also provided that the remaining principle amount available under the LOC may be drawn to finance construction of new soundstages.

Year	Payment	Principal	Interest
2024	261,819	124,791	137,029
2025	523,639	256,701	266,938
2026	523,639	266,494	257,145
2027	523,639	276,661	246,978
2028	6,535,167	6,435,353	99,814
Total	8,367,903	7,360,000	1,007,903

c)	Under the terms of the loan agreement, the Company has a reserve bank account with CapStar Bank that holds $1.93 million of restricted cash as collateral for the line of credit (which can be drawn against by CapStar Bank to make any payments required under the line of credit). To secure this loan, the Borrower executed that certain Deed of Trust, Assignment of Rents and Lease, Security Agreement and Financing Statement, dated May 27, 2021, of record in Book R2738, page 650, Register’s Office for Maury County, Tennessee, as modified and amended from time to time (the “Deed of Trust”); and that certain Assignment of Rents and Leases, dated May 27, 2021, of record in Book 2738, page 670, Register’s Office for Maury County, Tennessee (the “ARL”).

Kelly Frey, our CEO, agreed to personally guaranty the LOC and executed and delivered a Continuing Guaranty, dated May 27, 2021 (collectively, the “Guaranty”; the Agreement, Note, Deed of Trust, ARL, Guaranty and all documents executed and delivered to Lender to document and evidence the Loan are collectively the “Loan Documents”).

d)	A predecessor of the Company (“Borrower”) entered into certain short term loan agreements (the “Notes”) totaling $1.25M with certain equity members of the Valiant special purpose companies that owned equity in the predecessors. The obligations of that predecessor under the Notes were assumed by the Company as part of the August 10, 2023 roll-up merger of the predecessors into the Company. The Notes provided that interest shall accrue on the outstanding principal balance of these Notes at the rate of twelve (12%) percent per annum, simple interest and shall be calculated on the basis of a 360-day year. Four of these Notes matured on October 15, 2023 and the fifth matured on November 15, 2023. The Company was unable to pay the Notes when due; however, the holders of the Notes have not declared a default under the Notes and as December 31, 2023 and the Company is negotiating with the holders of the Notes to extend the maturity dates of the Notes by one year (the outstanding accrued interest on these Notes was $178,750 as of December 31, 2023).

Note 3 – Stockholders’ Equity

Members’ Agreements / Equity Purchase Agreements

To streamline the business and also to enhance the ability of the business to raise capital, each of the predecessors, each with the agreement of its investors, agreed to a “roll-up” transaction, pursuant to which the predecessors would combine with Worldwide Stages, Inc., a Tennessee corporation formed on March 23, 2023, solely for the purpose of facilitating the roll-up and the offering of securities of the Company pursuant to Regulation A (see Agreement of Reorganization and Plan of Merger). The Company originally qualified its Regulation A offering Statement with the SEC on August 10, 2023, and submitted a post-qualification amendment August 20, 2023. For more information with respect to this offering, please refer to our Offering Circular dated September 26, 2023, filed with the SEC pursuant to Securities Act Rule 253(g)(2) on September 26, 2023 (the “Offering Circular”). As a result of the qualification of its offering, the Company completed the roll-up transaction anticipated pursuant to the Agreement of Reorganization and Plan of Merger.

As part of the “roll up” transaction and mergers of the predecessors into the Company:

●	the Operating Agreements of the predecessors were replaced by a corporate charter and corporate bylaws,

●	the equity members of the predecessors were issued shares in the Company pursuant to the terms of the terms of the Agreement of Reorganization and Plan of Merger of Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, Worldwide Stages Spring Hill Reality, LLC (the predecessors) and Worldwide Stages, Inc. (as the surviving entity of the merger of the predecessors into the Company) dated March 6, 2023 (the “Agreement of Reorganization and Plan of Merger”), and

●	the prior year equity amounts were rolled into Accumulated Earnings/(Deficit) account.

As a result of the Agreement of Reorganization and Plan of Merger, the security holders of the Company immediately after the Regulation A qualification were as set out below:

Security Holder	Class A Common	Class A Preferred	Class B Preferred
Issued	5,500,000	3,000,000	2,500,000

Mark Long	839,695	274,809	91,603
Shane Ellis	839,695	274,809	91,603
Kelly Frey	2,854,962	934,351	311,450
Valiant Worldwide Stages Re Cap, LLC	965,649	316,031	105,344
Valiant Worldwide Stages Spring Hill, LLC		1,200,000	400,000
Valiant Worldwide Stages Spring Hill Reality, LLC			1,500,000

The senior management of Valiant Wealth Management, LLC (“Valiant”) owns Valiant Worldwide Stages Re Cap, LLC. Valiant Op Co and Valiant Prop Co are owned by various/different sets of investors whose funds are managed by the senior management of Valiant and are under the control of Valiant senior management.

The Company assumed the prior liabilities of the predecessors with respect to the July 23, 2021 Installment Purchase Agreements with Founder Mark Long and Founder Shane Ellis, respectively. These Installment Purchase Agreements were amended as of October 9, 2023 to provide for the extension of 2023 payments until the due date of the respective payments in 2024.

The chart below summarizes the payments made to Mr. Long and Mr. Ellis in 2021 and 2022, along with the original obligations for 2023 and 2024, both of which obligations are now due on the third anniversary of the Installment Purchase Agreements (in 2024).

Equity Purchase Agreements

	For Year Ended 31-Dec	Payment Obligation	Remaining Payment Obligation
Mark Long
	2021		3,080,500
	2022	168,000	2,912,500
	2023	1,187,500	1,725,000
	2024	1,725,000	-

Shane Ellis
	2021		3,080,500
	2022	168,000	2,912,500
	2023	1,187,500	1,725,000
	2024	1,725,000

Note 4 - Going Concern

Since its inception, the Company has incurred significant operating losses and negative cash flows from operations and from the cost of remodeling, construction & design costs of preparing the facility for use by production tenants.

The Company’s operating losses and cash flows were negatively impacted as a result of the WGA and SAG-AFTRA strikes May 2, 2023 and July 14, 2023 (respectively). Since two of the Company’s main target demographics for use of its facilities are the TV and film industry, the WGA and SAG-AFTRA strikes significantly and adversely effected the Company’s client services revenues. These losses are not an indication of future performance; however, the TV and film production industry has not as of the date of this filing reached pre-strike levels and Company anticipates that reduced client services revenues will continue until TV and film production both reach their pre-strike levels.

The Company’s operating losses and cash flows were also negatively impacted as a result of termination of certain leases in 2023 by long term tenants. Three of these tenant terminations were primarily related to a reduction in production activities in the TV and film industry (especially for the specialty production equipment provided by these tenants). The fourth lease termination was primarily related to a reduction in the general need for the services it offered (and the tenant’s cessation of operations in the local area).

The reluctance of CapStar Bank to release funds post-acquisition under the terms of the LOC or to release cash reserves other than to service its own debt facility has had a significant and detrimental effect on the liquidity of the Company. The acquisition of CapStar Bank by Old National (and resultant changes in management and administration of the Company’s LOC) has also had a significant and detrimental effect on the Company. The Company is seeking to replace the CapStar LOC with a fully funded debt facility; however, there is no guarantee that it will be able to do so in a timely manner.

The success of the Company is significantly related to general economic conditions and, accordingly, the Company could be harmed by increasing interest rates and/or an economic slowdown or downturn in real estate asset values, the work stoppage in the entertainment industry related to the WGA and SAF-AFTRA strikes or other interruptions in entertainment production, and/or leasing activities. During an economic downturn, it may also take longer for the Company to acquire leases at full rates/capacity. Such a downturn could also detrimentally affect the Company’s ability to finance, refinance and/or dispose of under-utilized personal property or real estate owned as the selling prices may be lower than originally anticipated. Further, the Company’s exposure to adverse general economic conditions is heightened by any bank lending or other use of leverage used to finance operations or properties, including the LOC (under which CapStar has been unable or unwilling fully fund post-acquisition).

All of the conditions described above could materially and adversely affect the Company’s performance and profitability. In addition, in an extreme deterioration of economic conditions, the Company could have insufficient liquidity to meet its debt service obligations when they come due in the future. If the Company fails to meet its payment or other obligations under the loan agreements, the lenders under such agreements will be entitled to proceed against the collateral securing such debts, if any, including and up to all of the Company’s assets up to the total principal indebtedness. As such, the Company has concluded that there is substantial doubt about its ability to continue as a going concern as of the date these financial statements are issued.

Note 5 - Related Parties and Related Party Transactions

The CEO of the Company (originally a majority shareholder of the parent company of the predecessors) now owns (as a result of the Agreement of Reorganization and Plan of Merger) a majority of Class A Common Stock in the Company (which Class A Common Stock preferential voting rights effectively grant him a majority of votes eligible to be cast by all shareholders of the Company). His salary in 2022 was $375k, plus a $100k annual bonus, per the terms of his employment agreement. Is salary in 2023 was $407K, plus $100K annual bonus ($262K of which was not paid but accrued in 2023 by the Company).

Note 6 –Commitments and Contingencies

Intercompany Leases

All intercompany agreements, including the lease between the predecessor Operating Company (“Tenant”) and the predecessor Realty Company (“Landlord”), have been terminated as a result of the Agreement of Reorganization and Plan of Merger

Note 7 - Legal Matters

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business, including without limitation legal proceedings related to the nonpayment of certain vendors, nonpayment of the three founders under their respective consulting and installment sales agreements, the nonpayment of the holders of the Notes, and any failure to pay the debt owed to CapStar Bank when due. Any such proceedings would have a material adverse effect on the Company’s financial position and results of operations or cash flows.

The Company from time to time enters into contracts that contingently require the Company to indemnify parties against third party claims. The Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the financial statements at December 31, 2023 and 2022.

Note 8 - Subsequent Events

The Company has evaluated events through December 31, 2023 and identified the following subsequent events for disclosure:

The Company was unable to achieve significant sales of its securities via this Regulation A offering as of December 31, 2023 (and in 2024 was unable to meet the recurrent filing requirements of the SEC with respect to such offering). As a result of such inability to meet the recurrent filing requirements of the SEC with respect to such offering in 2024, the Company voluntarily suspended selling or offering to sell its securities (prior to the date of such noncompliance), pending the Company’s ability to comply with such SEC recurrent reporting requirements. The inability to achieve significant sales of its securities via this Regulation A offering as of December 31, 2023 (or continuing sales of its securities thereafter) has had a detrimental effect on the finances of the Company. The Company intends to comply with all SEC recurrent reporting requirements and exit the Regulation A offering in 2024.

Despite the Company being in compliance with all of the relevant loan agreements with CapStar Bank, CapStar Bank was unable or unwilling to fund any amounts under the LOC after the initial acquisition of the Company’s facilities. CapStar’s inability or unwillingness to fund any amounts under the LOC after the initial acquisition of the Company’s facilities had a significant detrimental effect on the Company’s ability to meet its financial obligations in the ordinary course of business. As a condition to CapStar’s agreement to the Company’s Reg A Offering, CapStar required that the Company enter into an amendment to the LOC removing the requirement for CapStar to advance any further funds under the LOC. In October 2023, it was announced that CapStar Bank (nominally with $3B in assets) would be acquired by Old National Bancorp in an all-stock transaction valued at $344.4M. Such acquisition occurred on April 1, 2024 (however, CapStar continued to operate as a division of Old National until August, 2024).

As we disclosed in our Current Report on Form 1-U filed with the SEC on October 24, 2023, the Company was not in a position to immediately pay and did not make certain payments required under the October Valiant Notes or the November Valiant Note. As of December 31, 2023 the Company had not received any notice of default from the holders of the Valiant Notes and was still in discussions with the holders of the Valiant Notes regarding an extension of the maturity dates of the Valiant Notes. Subsequent to December 31, 2023 the holders of the October Valiant Notes filed a complaint in the Federal Court for the Middle District of Tennessee against the Company (which complaint was ultimately dismissed with prejudice to refiling on 11/1/2024). No claims against the Company have been made by the holder of the November Valiant Note (and the Company continues to accrue all interest due under the November Valiant Note in its 2023 and subsequent financial reports).

A demand was made 12/11/2023 (and a complaint was subsequently filed in March, 2024 in the Chancery Court for Davidson County) by one of the Founders, Brent Hyams, with respect to certain consulting fees and installment purchase payments that the Company accrued, but which it was unable to make, in 2023 (which complaint was ultimately dismissed with prejudice to refiling on 10/23/2024).

An application for arbitration was filed in the Chancery Court for Davidson County by two of the Founders, Mark Long and Shane Ellis, 9/9/2024, with respect to certain consulting fees and installment purchaser payments that the Company accrued, but which it was unable to make, in 2023 (which complaint was voluntarily dismissed by the Plaintiffs on 11/4/2024).

During the second half of 2023, certain of the officers of the Company (including the CEO) voluntarily agreed to defer a portion of their compensation. All such deferrals were accrued by the Company. All such deferrals were paid and/or settled in 2024, with the sole exception of the CEO (for whom the Company continues to accrue certain unpaid compensation).

Subsequent to December 31, 2023 the Company negotiated and closed a $14M lending facility (as of September 26, 2024). The lending facility is secured by a mortgage on the real estate owned by the Company and a security interest in “all assets” of the Company. The proceeds of this debt facility were used by the Company to:

●	retire all of the CapStar debt (and release all claims and liens against the Company held by CapStar),

●	settle the outstanding complaints against the Company filed by the October Valiant Noteholders, Brent Hyams, Mark Long, and Shane Ellis,

●	acquire an adjoining 18 acres of real estate,

●	prepay certain interest due to the lender under the debt facility, and

●	provide operating liquidity to the Company.

Item 8. Exhibits

EXHIBIT INDEX

Exhibit 2.1 –	Charter of Worldwide Stages, Inc. (incorporated by reference from Exhibit 2.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 2.2 –	Bylaws of Worldwide Stages, Inc. (incorporated by reference from Exhibit 2.2 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 3.1 –	Instruments defining the rights of securities holder (see Exhibits 2.1 and 2.2)
Exhibit 4.1 –	Form of Subscription Agreement (incorporated by reference from Exhibit 4.1 to the Issuer’s Offering Statement on Form 1-A/A filed with the Commission on September 20, 2023)
Exhibit 6.1 –	Amended and Restated Construction Loan and Security Agreement with CapStar Bank dated August 10, 2023 (incorporated by reference from Exhibit 6.1 to the Issuer’s Current Report on Form 1-U filed with the Commission on July 19, 2023)
Exhibit 6.2 –	Property Management and Consulting Services Agreement with Valiant Wealth, LLC dated May 27, 2021 (incorporated by reference from Exhibit 6.4 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.3 –	Employment Agreement with Kelly Frey, Sr. dated as of April 15, 2021 (incorporated by reference from Exhibit 6.5 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.4 –	Manager/Guaranty Agreement dated May 27, 2021 with Kelly L. Frey, Sr. (incorporated by reference from Exhibit 6.6 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.5 –	First Amended Independent Contractor Agreement dated May 27, 2022 with The Q Advisors LLC (incorporated by reference from Exhibit 6.7 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.6 –	Employment Agreement with Tory Moore dated as of May 10, 2023 (incorporated by reference from Exhibit 6.8 to the Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.7 –	Employment Agreement with Trevor S. Williams dated as of May 10, 2023 (incorporated by reference from Exhibit 6.9 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 6.8 –	Consulting Services Agreement dated April 15, 2021 between Worldwide Stages, LLC and On Track Productions, LLC (Shane Ellis) #
Exhibit 6.9 –	Installment Purchase Agreement dated July 23, 2021 between Worldwide Stages, LLC and Shane Ellis #
Exhibit 6.10 –	Third Amendment dated October 2024 to Installment Purchase Agreement between Worldwide Stages, LLC and Shane Ellis #
Exhibit 6.11 –	Consulting Services Agreement dated April 15, 2021between Worldwide Stages, LLC and Mark Long (exhibit omitted because substantially the same in all material respects as Exhibit 6.8)
Exhibit 6.12 –	Installment Purchase Agreement dated July 23, 2021 between Worldwide Stages, LLC and Mark Long (exhibit omitted because substantially the same in all material respects as Exhibit 6.9)
Exhibit 6.13 –	Third Amendment dated October 2024 to Installment Purchase Agreement between Worldwide Stages, LLC and Mark Long (exhibit omitted because substantially the same in all material respects as Exhibit 6.10)
Exhibit 6.14 –	Secured Promissory Note dated September 2024 among Worldwide Stages, Inc and the lenders party thereto in the aggregate principal sum of $14,000,00 #
Exhibit 7.1 –	Agreement of Reorganization and Plan of Merger of Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, Worldwide Stages Spring Hill Realty, LLC and Worldwide Stages, Inc. dated as of March 6, 2023 † (incorporated by reference from Exhibit 7.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 7.2 –	Amendment No. 1 dated April 20, 2023 to the Agreement of Reorganization and Plan of Merger of Worldwide Stages, LLC, Worldwide Stages Spring Hill, LLC, Worldwide Stages Spring Hill Realty, LLC and Worldwide Stages, Inc. dated as of March 6, 2023 (incorporated by reference from Exhibit 7.2 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)
Exhibit 8.1 –	Form of Escrow Agreement (incorporated by reference from Exhibit 8.1 to the Issuer’s Offering Statement on Form 1-A filed with the Commission on July 19, 2023)

#	Filed herewith
†	Certain confidential information contained in this Exhibit has been redacted pursuant to the Instruction to Item 17 of Form 1-A.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on December 31, 2024.

WORLDWIDE STAGES, INC

By:	/s/ Kelly Frey, Sr.
Name:	Kelly Frey, Sr.
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Kelly Frey, Sr		Director and Chairman, President and Chief Executive Officer	December 31, 2024
Name:	Kelly Frey, Sr.	(Principal Executive Officer)

/s/ Phil Sims		Interim Chief Financial Officer	December 31, 2024
Name:	Phil Sims	(Principal Financial and Accounting Officer)

/s/ Alandis Brassel		Director	December 31, 2024
Name:	Alandis Brassel

/s/ Keith Darcy		Director	December 31, 2024
Name:	Keith Darcy